Exhibit 4.14

SERVICES AGREEMENT

This Services Agreement (the “Agreement”) is entered into as of May 14, 2016, by and between intec pharma ltd., a company incorporated under the laws of the State of Israel, with its principal office at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel (the “Company”), and John Warren Kozarich of 6999 Royal Birkdale Place, PO Box 675758, Rancho Santa Fe, CA 92067-5758 USA (the “Chairman”).

Whereas, the Chairman has presented his nomination to act as the chairman of the board of directors of the Company (the “Board”); and

Whereas, the Board deems it’s advisable and in the best interest of the Company to appoint the Chairman (subject to the approval of Company’s shareholders) to act as the chairman of the Board;

Now, Therefore, it is hereby agreed as follows:

1.	Term; Termination.

1.1.	Subject to the approval of the terms of this Agreement by the Company’s shareholders and the effectiveness of the Chairman’s appointment as the Chairman of the Board, this Agreement shall become effective on July 1, 2016 and shall continue for a period of three (3) years thereafter, or until its termination in accordance with its terms (the “Term”).

1.2.	Each of the parties (in the case of termination by the Company, in accordance with a resolution of the Board to remove the Chairman from his position as chairman of the Board) may at any time terminate this Agreement for whatever reason with an advance written notice of at least 90 days.

1.3.	Notwithstanding anything to the contrary, the Agreement shall automatically terminate on the date the Chairman no longer serves as the chairman of the Board of the Company.

2.	The Services.

2.1.	During the Term, the Chairman shall render his services, advice and assistance to the Company and to the Board and management as may be consistent with his title of Chairman of the Board and as may be required by applicable law and shall, among others: (a) regularly participate and preside at Board meetings, (b) chair the annual meeting of the Company’s shareholders, and (c) to the extent requested by and in coordination with the Company’s Chief Executive Officer: (i) provide support with potential customer and industry relations; (ii) provide assistance and guidance on Company strategy; (iii) support strategic employee recruiting and retention; (iv) provide support on investor relations; and (v) recommend world-class Board candidates to the Board for its evaluation (the “Services”).

2.2.	The Services shall be rendered in the USA, but the Chairman shall do such traveling on behalf of the Company as may be reasonably required by his duties.

2.3.	The Services shall be provided to the Company by the Chairman only.

2.4.	The Chairman shall utilize the highest professional skill, diligence, ethics and care in providing the Services.

3.	Consideration.

3.1.	As sole compensation for the Services, the Company shall pay the Chairman the fees set forth in Exhibit A (the “Fees”).

3.2.	The Fees constitute the full and final consideration for the Services, and the Chairman shall not be entitled to any additional consideration (including, without limitations, any annual or per meeting fees for participation in and/or attending meetings of, the Board and/or committees thereof), of any form, for the Services.

3.3.	By signing this Agreement, the Chairman acknowledges and agrees that as a Chairman to the Company, he is not entitled to receive from the Company any social benefits (including without limitation, health insurance, paid vacation days, paid sick leave, severance payments, pension funds, etc.).

3.4.	All income taxes, national and health insurance payments and any other taxes and levies, of whatever nature, imposed on the payment to the Chairman hereunder or which may arise as a result of this Agreement, shall be borne and payable by the Chairman only, and the Chairman shall be responsible for the payment thereof.

3.5.	In the event that pursuant to any law or regulation, tax is required to be withheld at source from any payment made to the Chairman, the Company shall withhold said tax at the rate set forth in the certification issued by applicable tax authority or if there is no such certification, at the rate determined by said law, regulation or tax treaty provisions, unless the Chairman has presented the Company with a valid tax withholding exemption certificate issued by the applicable tax authority, in which case the reduced withholding tax will apply. Any tax so withheld by the Company or paid by the Chairman shall be deemed for all intents and purposes as part of the Fees paid to the Chairman.

4.	Independent Contractor.

4.1.	The Chairman agrees and acknowledges that he is performing the Services hereunder as an independent contractor and that no employer-employee relationship exists or will exist between the Company and the Chairman.

4.2.	The Chairman hereby fully and irrevocably represents, warrants and undertakes as follows:

4.2.1.	The execution and delivery of this Agreement and the fulfillment of the terms hereof (i) will not constitute a default under or conflict with any agreement or other instrument to which the Chairman is a party or bound to; (ii) will not result in a breach of any confidentiality undertaking to any third party, and (iii) do not require the consent of any person or entity.

4.2.2.	The Fees are the sole and exclusive consideration which the Company shall be required to pay for the Services rendered to it.

4.2.3.	The Chairman is estopped from making any claim regarding the existence of employer-employee relations with the Company.

4.2.4.	If, despite the parties' express representations and agreements hereunder, it shall, at any time, be determined by a court of competent jurisdiction or by any other governmental authority, that the Chairman is an employee of the Company or is holding any other status (rather than an independent contractor) with the Company (in each case in light of a claim by the Chairman with respect to its independent contractor status), and that as a consequence of such employment or other status the Chairman is entitled to payments or benefits that are not otherwise entitled to according to this Agreement, then all payments made and benefits granted to the Chairman pursuant to this Agreement will be reduced by 30%, retroactively as of their payment or grant. In such event, the Chairman will repay the Company any overpayment made by the Company as a consequence of such reduction. Furthermore, the Company will be entitled to set off that amount from all payments the Chairman will be entitled to receive from the Company.

5.	Confidentiality; Non-Use. Chairman will not, during or subsequent to the Term: (i) use the Confidential Information for any purpose whatsoever other than the performance of the Services or (ii) disclose the Confidential Information to any third party. Chairman agrees that all Confidential Information will remain the sole property of the Company. Chairman also agrees to take all reasonable precautions to prevent any unauthorized disclosure of such Confidential Information.

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For the purpose of this Agreement “Confidential Information” means any non-public information that relates to the actual or anticipated business or research and development of the Company, technical data, trade secrets or know-how, including, but not limited to, research, product plans or other information regarding Company’s products or services and markets therefor, customer lists and customers, developments, inventions, processes, formulas, technology, designs, drawing, engineering, marketing, finances or other business information. Confidential Information does not include information that has become publicly known and made generally available through no wrongful act of Chairman.

6.	Non-Compete; Non-Solicitation. Chairman shall not, directly or indirectly, in any capacity whatsoever, whether independently or as a shareholder, employee, consultant, officer or in any managerial capacity, carry on, set up, own, manage, control or operate, be employed, engaged or interested in a business anywhere in the world which directly competes with the Company; The foregoing shall not apply to (i) holdings of securities of any company that shares of which are publicly traded on a stock exchange, so long as the Chairman has no active role in such public company, or (ii) de minims non- commercial activities. For the purpose of this Agreement, a “business competes with the Company” in the event such business functions in the development of products that might directly compete with the Company's products or product candidates.

Further, the Chairman shall not, directly or indirectly, interfere with the commercial relationship between the Company and any person who is or was a customer, prospective customer, supplier, subcontractor, employee or consultant of the Company (or its subsidiaries), and will not, directly or indirectly, induce any employee or consultant of the Company (or its subsidiaries) to leave his employment/engagement therewith or to derogate from the time he commits to such employment/engagement with the Company. This Section 6 shall survive the expiration or early termination of the Agreement for a period of one (1) year.

7.	New Inventions. The Chairman agrees and declares that all Inventions (as defined below) which the Chairman has developed or may develop, made, conceived, reduced to practice, or learned, either alone or with others during the period Chairman provides the Services, that (i) are developed in whole or in part using Company’s equipment, supplies, facilities or Confidential Information, or (ii) directly result from any task assigned to the Chairman or any work performed by the Chairman for or on behalf of the Company, or by the scope of the Chairman’s duties and responsibilities with the Company under this Agreement, or (iii) are directly related to the business competes with the Company, or to any future business the Company will actually engage in while the Chairman provides Services to the Company (the “Company Inventions”), shall be the sole property of the Company and its assigns, and the Chairman agrees and declares that he does not have any proprietary right and shall have no suit and/or claim of any kind against the Company in any matter relating to any Company Inventions and the intellectual property rights thereto. The Chairman shall provide the Company with any and all information and documents relating to the Company Inventions in his possession, or development that Chairman has developed conceived, reduced to practice, during the Term of this Agreement or in the course of, and due to, Chairman’s Services under this Agreement. Without derogating from the aforementioned, the Chairman hereby explicitly waives any interest, claim or demand that it may have for, or may be entitled to, with respect to any consideration, compensation or royalty in connection with the Company Inventions, including but not limited to, any claims for consideration, compensation or royalty pursuant to Section 134 of the Israeli Patents Law of 1967 (the “Patents Law”) (if and as applicable). Chairman hereby acknowledges and declares that the Fees and any other benefits provided under this Agreement constitute the entire compensation to which he is entitled to from the Company and includes any and all consideration with respect to the Company Inventions developed by him. Chairman further waives the right to bring any claims, demands or allegations to receive compensation, consideration or royalty with respect to the Moral Rights (as defined below) and the Company Inventions before the Committee for Compensation and Royalties under the Patents Law (the “Committee”). Notwithstanding the above, in the event that despite the parties’ agreement hereunder as set forth in this Section 7 and in Section 9 below, the aforementioned waiver it is determined by any competent authority (including but not limited to the Committee) that for any reason whatsoever Chairman is or will be entitled to consideration, compensation or royally in connection with one or more Company Inventions, Chairman agrees and acknowledges that the Fees described hereunder will be deemed the sole and final consideration, compensation or royalty payments to which Chairman is, and will be, entitled to from the Company in connection with such Company Inventions.

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For the purpose of this Agreement “Intellectual Property Rights” means all rights patents, copyrights, trade secrets, trademarks, service marks, trade names, applications and other proprietary rights in any jurisdiction, arising from any Inventions. “Inventions” means any patent applications, patents, trade secrets, know-how, technical information, work product, designs, ideas concepts, information, materials, processes, data, programs, improvements, innovations, discoveries, developments, artwork, works of authorship, concepts, drawings, algorithms, techniques, methods, systems, processes, compositions of matter, computer software programs, databases and mask works formulae, other copyrightable works, and technique, whether or not patentable, copyrightable or protectable as trade secrets, irrespective of whether registered as a patent, copyright, trademark or in another form.

8.	Intellectual Property Assignment. The Chairman hereby assigns and agrees to assign in the future (when any such Company Inventions or intellectual property rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all the Chairman's right, title, and interest in and to any and all Company Inventions (and all intellectual property rights with respect thereto) and shall sign, execute and acknowledge, at the Company’s expense, any and all documents as may be necessary for the purpose of securing to the Company the Company Inventions. The Chairman agrees to reasonably assist the Company at the Company’s cost in every proper way to obtain and enforce its property rights relating to the Company Inventions in all countries.

9.	Waiver of IP Claims and Moral Rights. The Chairman hereby explicitly waives any interest, claim or demand for any Moral Rights that it has or may have in the future, with respect to the Company Inventions and all rights to assert against the Company, any claim whatsoever, before any forum, including without limitations judicial and administrative forums, with respect to said compensation for Company Inventions or with respect to said Moral Rights. “Moral Rights” as used herein includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like, including without limitation, the rights of an author under Section 45 of the Israeli Copyright Law of 2007, or any other similar provision under any law of any applicable jurisdiction, including the right of the author to be known as the author of its work; to prevent others from being named as the author of its work; to prevent others from making deforming changes in its work in a manner that reflects negatively on its professional standing, its goodwill or dignity. To the extent Chairman retains any such Moral Rights under applicable law, it hereby ratifies and consents to any actions that may be taken by or authorized by the Company with respect to such Moral Rights, and agrees not to assert any Moral Rights with respect thereto. The Chairman will confirm any such ratifications, consents and agreements from time to time as requested by the Company

10.	Governing Law and Venue. This Agreement shall be governed by and construed under the laws of the State of Israel without reference to its principles and laws relating to the conflict of laws. The competent court of Tel-Aviv-Jaffa in Israel shall have exclusive jurisdiction with respect to any dispute and action arising under or in relation to this Agreement.

11.	Miscellaneous. This Agreement may not be assigned by either party. This Agreement may not be amended or modified, except by the written consent of both parties hereto. In the event that any covenant, condition or other provision contained in this Agreement is held to be invalid, void or illegal by any court of competent jurisdiction, the same shall be deemed severable from the remainder thereof, and shall in no way affect, impair or invalidate any other covenant, condition or other provision therein contained. All notices required to be delivered under this Agreement shall be effective only if in writing and shall be deemed given when received by the party to whom notice is required to be given and shall be delivered personally, by registered mail to the addresses noted above (or such other address as either party may designate to the other by notice in writing in accordance with the terms hereof), by fax or by means of electronic communication.

Notwithstanding anything to the contrary provided in the Agreement the obligations under Sections 5, 7 ,8 and 9 shall survive the expiration or early termination of this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Intec Pharma Ltd.

By:	/s/ Zeev Weiss
Name:	Zeev Weiss
Title:	Chief Executive Officer

Chairman

By:	/s/ John Warren Kozarich
Name:	John Warren Kozarich

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Exhibit A

Fee Schedule

Annual Fee; Expense Reimbursement:

US$80,000 paid in four quarterly payments payable each within 15 days of the end of each quarter.

The Company shall reimburse the Chairman for its out-of-pocket expenses incurred in connection with providing the Services against invoices and/or receipts.

Options:

A one-time grant of options to purchase up to 224,478 ordinary shares of the Company, representing 1.75% of the Company's fully diluted share capital, with a 3-year vesting schedule (the options will vest in three equal annual tranches over a three-year period), and an exercise price per share equal to the average closing sale prices for such shares on NASDAQ over the thirty (30) day calendar period preceding the date of the Board approving the grant (which is equal or greater than the fair market value of an ordinary share of the Company in accordance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code") on the date of award) (the “Options”). The Options will be subject to the terms and conditions of the 2015 Equity Incentive Plan of the Company (the "Plan") and the option agreement provided pursuant to the Plan, which the Chairman will be required to sign as a condition to receiving the Options.

The Options shall automatically be accelerated and become fully vested in the event of a "Change in Control".

A “Change in Control” means (a) (i) the sale of all or substantially all of the assets of the Company and its subsidiaries in a single transaction or series of related transactions whether by liquidation, dissolution, merger, consolidation or sale or (ii) the sale or other transfer of at least 51% of the outstanding ordinary shares of the Company in a single transaction or a series of related transactions, in either case to any person who is not an affiliate of the Company, or of a shareholder thereof, immediately prior to such transaction or transactions, or (b) the effective time of any merger, share exchange, consolidation, or other business combination of the Company if immediately after such transaction persons who hold a majority of the outstanding voting securities entitled to vote generally in the election of directors of the surviving entity (or the entity owning 100% of such surviving entity) are not persons who, immediately prior to such transaction, held the majority of the outstanding securities of the Company entitled to vote generally in the election of directors; provided, however, that such sale, transfer or other event results in a change in control within the meaning of Section 409A of the Code.

D&O Insurance / Indemnification	In accordance with Company’s policy.

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